

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549

October 8, 2009

<u>Via U.S. Mail and Facsimile to</u>

Tim DeHerrera-Chief Executive Officer
Bonfire Productions, Inc.
6302 Mesedge Drive
Colorado Springs, CO 80919

**RE:    Bonfire Productions, Inc.**
**File No. 333-145743**
**Form 8-K: Filed September 22, 2009**

Dear Mr. DeHerrera:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Juan Migone
Staff Accountant